Filed Pursuant to Rule 424(b)(3)
Registration No. 333-251433

PROSPECTUS SUPPLEMENT

(To Prospectus dated March 4, 2021)

306,053,642 Shares of Class A Common Stock

6,650,000 Warrants

This Prospectus Supplement supplements the prospectus dated March 4, 2021 (as supplemented to date, the “Prospectus”), which forms a part of our Registration Statement on Post-Effective Amendment No. 1 to the Form S-1 (Registration Statement No. 333- 251433) filed with the Securities and Exchange Commission (the “Commission”) on March 4, 2021 and declared effective by the Commission on March 8, 2021.

The Prospectus and this Prospectus Supplement relate to the disposition from time to time of 1) up to 306,053,642 shares of our Class A Common Stock, which include Class A Common Stock issuable upon conversion of our Class B Common Stock, the exercise of certain private placement and public warrants (together, the “Warrants”), the exercise of certain stock options, and the vesting of certain restricted stock units, and 2) up to 6,650,000 private placement warrants, which are held or may be held by the selling securityholders named in the Prospectus. We will not receive any proceeds from the sale of our securities offered by the selling securityholders under the Prospectus. We will receive up to an aggregate of approximately $208,724,873.50 from the exercise of the Warrants assuming the exercise in full of all of the Warrants for cash at a current exercise price of $11.50 per share.

This Prospectus Supplement should be read in conjunction with the Prospectus, which is to be delivered with this Prospectus Supplement. This Prospectus Supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Current Report on Form 8-K

On April 1, 2021, we filed a Current Report on Form 8-K with the Commission. The portion of the text of such Form 8-K that is treated as “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, is attached hereto.

We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in our securities involves a high degree of risk. In reviewing the Prospectus and this Prospectus Supplement, you should carefully consider the matters described under the heading “Risk Factors” beginning on page 6 of the Prospectus.

You should rely only on the information contained in the Prospectus, this Prospectus Supplement or any Prospectus Supplement or amendment hereto. We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 1, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): March 30, 2021

QuantumScape Corporation

(Exact Name of Registrant as Specified in Charter)

Delaware	001-39345	85-0796578
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

1730 Technology Drive San Jose, California		95110
(Address of principal executive offices)		(Zip code)

(408) 452-2000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	QS	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	QS.WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement

On March 30, 2021, QuantumScape Corporation (the “Company”), QuantumScape Battery, Inc. (f/k/a QuantumScape Subsidiary, Inc.) (“Subsidiary”), and Volkswagen Group of America Investments, LLC (“VWGoAI”) entered into a Series F Closing Agreement (the “Series F Closing Agreement”) for the Company to issue to VWGoAI 15,221,334 shares of Class A Common Stock of the Company (the “Shares”) for an aggregate purchase price of approximately $100 million as a result of the Company’s achievement of a specified technical milestone. The issuance of the Shares will be the second and final closing pursuant to the Series F Agreements (as defined below) that provided for a total $200 million investment by VWGoAI in the Company. The Company previously issued 15,221,334 shares of Class A Common Stock to VWGoAI on December 1, 2020 for an aggregate purchase price of approximately $100 million in connection with the first closing as reported on the Company’s Current Report on Form 8-K as filed on December 2, 2020.

Pursuant to the Series F Closing Agreement the parties agreed, among other things, that (i) other than the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act (“HSR”), the Company had fulfilled all of the closing conditions to the Second Closing (as defined therein), including the achievement of the specified technical milestone, and (ii) the parties would hold the Second Closing on the fifth (5th) business day following the date of expiration or early termination of the HSR waiting period or receipt of any clearance under applicable antitrust laws.

The foregoing description of the material terms of the Series F Closing Agreement and the issuance of the Shares does not purport to be complete and is qualified in its entirety by reference to the full text of the (i) Series F Closing Agreement, (ii) the Series F Preferred Stock Purchase Agreement, dated May 14, 2020, by and between the Company and VWGoAI (the “Purchase Agreement”), and (iii) the Amendment No. 1 to Series F Preferred Stock Purchase Agreement, dated September 3, 2020, by and among the Company, Subsidiary, and VWGoAI (the “Amendment”, and together with the Series F Closing Agreement and the Purchase Agreement, the “Series F Agreements”).

A copy of the Series F Closing Agreement is filed as Exhibit 1.1 to this Current Report on Form 8-K and is incorporated herein by reference. Copies of the Purchase Agreement and Amendment were filed as Exhibit 10.28 and Exhibit 10.29, respectively, to the Company’s Annual Report on Form 10-K filed on February 23, 2021.

Item 3.02	Unregistered Sales of Equity Securities

The information set forth under Item 1.01 is incorporated herein by reference.

Item 8.01	Other Events

On March 31, 2021, the Company issued a press release relating to the second closing. A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits

Exhibit Number	Description	Incorporated by Reference
		Form	File No.	Exhibit	Filing Date

1.1	Series F Closing Agreement, dated March 30, 2021, by and among the Company, Subsidiary and VWGoAI

99.1	Press Release of the Company dated March 31, 2021

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: April 1, 2021

QUANTUMSCAPE CORPORATION

By: /s/ Michael McCarthy
Name:	Michael McCarthy
Title:	Chief Legal Officer and Head of Corporate Development

Exhibit 1.1

QUANTUMSCAPE CORPORATION

SERIES F CLOSING AGREEMENT

This Series F Closing Agreement (this “Closing Agreement”) is made as of March 30, 2021, by and among QuantumScape Corporation, a Delaware corporation (the “Company”), QuantumScape Battery, Inc. (f/k/a QuantumScape Subsidiary, Inc.), a Delaware corporation (“QuantumScape Battery”), and Volkswagen Group of America Investments, LLC, a Delaware limited liability company (the “Investor”). As set forth in further detail below, this Closing Agreement amends the Series F Preferred Stock Purchase Agreement dated as of May 14, 2020 (as amended, the “Purchase Agreement”), by and between QuantumScape Battery, and the Investor, as amended by Amendment No. 1 to Series F Preferred Stock Purchase Agreement, dated as of September 3, 2020, by and among the Company, QuantumScape Battery, and the Investor pursuant to which, among other things, the Company became a party to the Purchase Agreement. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Purchase Agreement.

RECITALS

The Purchase Agreement, as amended, provided that the Investor would invest approximately $200,000,000 to purchase Class A Common Stock of the Company, such investment to be made in two equal closings. The First Closing was held on December 1, 2020. The Investor’s obligation to complete the Second Closing was contingent upon the Company satisfying a technical milestone set forth in Section 7.2 of the Purchase Agreement.

The Investor has confirmed to its satisfaction that the Company has met the technical milestone set forth in Section 7.2 of the Purchase Agreement. The Company and the Investor wish to complete the Second Closing as soon as permitted under applicable law.

Under the Hart-Scott-Rodino Antitrust Improvements Act (“HSR”), the parties may not complete the transaction until notifications of the proposed increase in the Investor’s equity holding in the Company have been filed with the applicable authorities by the Company and the Investor, and the HSR waiting period has expired or been terminated early or clearance under applicable Antitrust Laws has been received. The parties filed the aforementioned HSR notifications on March 24, 2021 (the “HSR Filing”).

The Company and the Investor wish to amend the Purchase Agreement, among other things, to extend the Second Closing End Date and to provide that the Second Closing will be held promptly after expiration or termination of the HSR waiting period or receipt of any clearance under applicable Antitrust Laws.

NOW, THEREFORE, the Company and the Investor agree as follows:

AGREEMENT

1. Amendment of Second Closing End Date. Section 2.5 of the Purchase Agreement is hereby amended to change the definition of “Second Closing End Date” in such section to read as follows:

“Second Closing End Date” shall mean the earlier of (i) the tenth (10th) Business Day following the date of expiration or early termination of the HSR waiting period or receipt of any clearance under applicable Antitrust Laws and (ii) June 30, 2021.

2. Acknowledgment of Fulfillment of General Closing Conditions. The Investor acknowledges receipt of the Officer’s Certificate, good-standing certificates, Secretary’s Certificate and legal opinion required under Section 6.4 of the Purchase Agreement concurrent with the execution and delivery of this Closing Agreement. The Investor agrees that, other than the expiration or early termination of the HSR waiting period or receipt of any clearance under applicable Antitrust Laws, the Company has fulfilled the conditions to the Second Closing set forth in Section 6 of the Purchase Agreement. The parties agree that, notwithstanding anything to the contrary contained in the Purchase Agreement, the representations and warranties of the Company in the Second Closing shall be made as of the date hereof and not as of the date of the Second Closing.

3. Acknowledgment of Fulfillment of Second Closing Conditions. The Investor agrees that the Company has met the technical milestone set forth in Section 7.2 of the Purchase Agreement and, other than the expiration or early termination of the HSR waiting period or receipt of any clearance under applicable Antitrust Laws, fulfilled the other conditions to the Second Closing set forth in Section 7 of the Purchase Agreement.

4. Reasonable Best Efforts. Each of the parties agrees to use its reasonable best efforts to effect the Second Closing as promptly as practicable following the date hereof, including by using such efforts to obtain the expiration or early termination of the HSR waiting period.

5. Agreement to Effect Second Closing. The parties agree that the Second Closing will be held no later than the fifth (5th) Business Day following the date of expiration or early termination of the HSR waiting period or receipt of any clearance under applicable Antitrust Laws. On that date, the Investor will pay the Company $100,000,013.24 by wire transfer. Upon receipt of funds, the Company will issue to Investor 15,221,334 shares of Class A Common Stock of the Company.

6. Full Force and Effect. Except as amended hereby, the Purchase Agreement shall remain in full force and effect. On or after the date hereof, each reference in the Purchase Agreement to “this Agreement,” “the Agreement,” “hereunder,” “herein” or words of like import shall mean and be a reference to the Purchase Agreement as amended by this Closing Agreement.

7. Governing Law. This Closing Agreement shall be governed in all respects by the internal laws of the State of California as applied to agreements entered into among California residents to be performed entirely within California, without regard to principles of conflicts of law.

8. Successors and Assigns. Except as otherwise provided in the Purchase Agreement, the provisions of this Closing Agreement shall inure to the benefit of and be binding upon the respective successors assigns, heirs, executors and administrators of the parties.

9. Counterparts. This Closing Agreement may be executed and delivered by facsimile signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature Page Follows]

2

IN WITNESS WHEREOF, the parties hereto have executed this Closing Agreement as of the date first written above.

COMPANY:

QUANTUMSCAPE CORPORATION, a Delaware corporation

By:	/s/ Jagdeep Singh
Jagdeep Singh, Chief Executive Officer

[Signature Page to QuantumScape Corporation Series F Closing Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Closing Agreement as of the date first written above.

QUANTUMSCAPE BATTERY:

QUANTUMSCAPE BATTERY, INC., a Delaware corporation

By:	/s/ Jagdeep Singh
Jagdeep Singh, Chief Executive Officer

[Signature Page to QuantumScape Corporation Series F Closing Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Closing Agreement as of the date first written above.

INVESTOR:

VOLKSWAGEN GROUP OF AMERICA INVESTMENTS, LLC, a Delaware limited liability company

By:	/s/ Kevin Duke

Name:	Kevin Duke

Title:	VP & Secretary

[Signature Page to QuantumScape Corporation Series F Closing Agreement]

Exhibit 99.1

QuantumScape Meets Volkswagen Technical Milestone, Clearing Way for $100M Investment

SAN JOSE, CA (March 31, 2021) - QuantumScape Corporation (NYSE: QS) (“QuantumScape”) today announced it has successfully met the technical milestone that was a condition to close for the investment of an additional $100 million by Volkswagen Group of America Investments, LLC (“VW”) into QuantumScape. The milestone required Volkswagen to successfully test the latest generation of QuantumScape’s solid-state lithium-metal cells in their labs in Germany. This will be the second and final closing under the May 14, 2020 stock purchase agreement between VW and QuantumScape that provided for a total $200 million investment. The closing will occur following expiration of the waiting period or other clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“We are pleased to report that the QuantumScape cells met the technical milestones in our labs in Germany that we had previously agreed upon,” said Frank Blome, head of the Volkswagen Group’s Center of Excellence Battery Cell. “Achievement of this milestone is an important step for QuantumScape and we look forward to receiving and testing subsequent generations of cells, with the goal of getting solid-state technology into series production.”

“We are delighted to have met this technical milestone with Volkswagen, and we look forward to working jointly to bring solid-state lithium-metal battery technology into industrialized mass-production,” said Jagdeep Singh, co-founder and CEO of QuantumScape.

About QuantumScape Corporation

QuantumScape is a leader in the development of next generation solid-state lithium-metal batteries for use in electric vehicles. The company’s mission is to revolutionize energy storage to enable a sustainable future.

View source version on businesswire.com: https://www.businesswire.com/news/home/20210331005943/en/

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